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                                                                      EXHIBIT 28

                          DESCRIPTION OF COMMON STOCK

General

     The Company's Certificate authorizes the issuance of a total of 100,000,000 shares of Common Stock, having one vote per share, and Class A Stock, having ten votes per share (collectively, the "Common Shares") and 5,000,000 shares of Preferred Stock ("Preferred Stock"). The Common Shares and Preferred Stock each have a par value of $.01 per share. Subject to the maximum number of authorized shares, the number of shares of authorized Common Stock and Class A Stock shall be as established from time to time by the Board in its discretion. Without a separate class vote of the holders of Common Stock approving the same, the Company may not issue additional shares of Class A Stock if the number of shares of Class A Stock which would be outstanding immediately after such issuance would exceed 55% of the number of shares of Common Stock which would be outstanding immediately after such issuance.

     Except as otherwise provided herein, all shares of Common Stock and Class A Stock are identical and the holders thereof are entitled to the same rights and privileges.

Expiration of Voting Trust

          On March 1, 1995, the Voting Trust, pursuant to which Class A Stock of the Company was held, expired and all such stock was converted into Common Stock of the Company. At present, the Company has only Common Stock outstanding.

Voting Rights

     General. Each share of Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class A Stock is entitled to ten votes on all such matters. Except as otherwise provided by law, the holders of Common Stock and Class A Stock will vote as a single class on all matters submitted to a vote of stockholders.

     Directors. The Company's by-laws provide that the Board of Directors will be divided into three classes, each comprising approximately one-third of the members of the Board. The classes of directors serve staggered three year terms. There is no cumulative voting for the election of directors.

Dividends and Other Distributions

     The holders of Common Stock and Class A Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor; subject, however, to the rights of the holders of any Preferred Stock. The holders of Common Stock, together with the holders of Class A Stock, will have equal rights in any assets available for distribution to stockholders upon any liquidation of the Company, after satisfaction of the liquidation preference of any Preferred Stock then outstanding.

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     The Common Stock and the Class A Stock are treated as a single series for purposes of dividends, so that no dividend may be paid on either class unless an equal dividend per share is paid on the other. However, payment of dividends on Common Shares (whether Common Stock or Class A Stock) is subject to certain restrictions contained in the agreements under which the Company's long-term indebtedness is outstanding. Under those agreements, the Company may not declare or pay any cash dividends on its Common Shares, or return any capital to the holders of Common Shares or authorize or make any other distribution, payment or delivery of property or cash to such holders as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for consideration any Common Shares (any such action being referred to as a "Dividend"), except within the limitations specified in those agreements.

Preferred Stock

     The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, which may be issued from time to time in one or more series. As of the date hereof, no Preferred Stock is outstanding. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions, if any), redemption price or prices, and liquidation preferences of any series of Preferred Stock and to fix the number of shares of any such series without any further vote or action by the stockholders.

Possible Anti-Takeover Effect

     Certain of the provisions of the Company's Certificate and provisions of the Delaware General Corporation Law, either independent from or in conjunction with the Rights Agreement dated as of February 3, 1995 between the Company and First Chicago Trust Company of New York (which provides for the issuance of rights to purchase Common Stock of the Company under certain circumstances) may be considered as having an anti-takeover effect. For instance, under certain circumstances, the Board of Directors could cause additional shares of Common Stock or shares of Preferred Stock to be issued or cause rights to purchase Common Stock or Preferred Stock to be issued to create voting impediments or to frustrate persons seeking to effect a takeover or gain control of the Company. The additional shares of Common Stock, shares of Preferred Stock or rights could be issued without any additional action by stockholders. Shares could be privately placed with purchasers who might join with the Board in opposing a hostile takeover bid or could be sold with or without an option or requirement on the part of the Company to repurchase the shares. The Board could also authorize holders of the Preferred Stock to vote as a class either separately or with the holders of Common Stock on any merger, sale or exchange of assets by the Company or any other extraordinary corporate transaction.

Miscellaneous

     The holders of fully-paid shares of Common Stock have no preemptive rights or rights to convert their stock into any other securities and are not subject to future calls or assessments by the Company. All outstanding shares of Common Stock are, and the shares offered hereby by the

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Company upon issuance and sale will be, fully paid and non-assessable. There are no sinking fund provisions or redemption provisions applicable to the Common Stock.

     The Transfer Agent and Registrar for the Common Stock is First Chicago Trust Company of New York, New York, New York.